# FOUR SCREENS PRODUCTION INC.

FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2021

WITH INDEPENDENT ACCOUNTANT'S REVIEW REPORT

# TABLE OF CONTENTS



Belle Business Services
Certified Public Accountants

# INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
Four Screens Production Inc.
Panorama City, California

We have reviewed the accompanying financial statements of Four Screens Production Inc., which comprise the balance sheet as of December 31, 2021, and the related statement of income, statement of equity and statement of cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

***Management's Responsibility for the Financial Statements***
Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

***Accountant's Responsibility***
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

***Accountant's Conclusion***
Based on our review, we are not aware of any material modification that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Belle Business Services, LLC

Belle Business Services, LLC
April 12, 2022

275 HILL STREET, SUITE 260 • RENO, NV 89501 • 775.525.ITAX (1829) • WWW.BELLE.CPA

**FOUR SCREENS PRODUCTION INC.**
**BALANCE SHEET**
**DECEMBER 31, 2021**
**(unaudited)**

**ASSETS**

| | | |
|---|---|---:|
| **CURRENT ASSETS** | | |
| Cash and cash equivalents | $ | 84,901 |
| TOTAL CURRENT ASSETS | | 84,901 |
| **OTHER ASSETS** | | |
| Intangible assets | | 3,991 |
| Note receivable - related party | | 57,166 |
| **TOTAL ASSETS** | $ | 146,058 |

**LIABILITIES AND SHAREHOLDERS' EQUITY**

| | | |
|---|---|---:|
| **CURRENT LIABILITIES** | | |
| Line of credit | $ | 15,098 |
| Notes payable - current portion | | 242 |
| TOTAL CURRENT LIABILITIES | | 15,340 |
| **LONG-TERM LIABILITIES** | | |
| Note payable | | 13,491 |
| TOTAL LONG-TERM LIABILITIES | | 13,491 |
| **TOTAL LIABILITIES** | | 28,831 |
| **SHAREHOLDERS' EQUITY** | | |
| Common stock, see note 7 | | 1,640 |
| Retained earnings | | 115,587 |
| TOTAL SHAREHOLDERS' EQUITY | | 117,227 |
| **TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY** | $ | 146,058 |

See independent accountant's review report and accompanying notes to financial statements.

**FOUR SCREENS PRODUCTION INC.**
**STATEMENT OF INCOME**
**DECEMBER 31, 2021**
**(unaudited)**

| | | |
|---|---|---:|
| **REVENUES** | $ | **478,440** |
| **COST OF GOODS SOLD** | | **321,876** |
| **GROSS PROFIT** | | **156,564** |
| **OPERATING EXPENSES** | | |
| General and administrative | | **28,582** |
| Payroll expenses | | **58,767** |
| Professional fees | | **3,982** |
| Sales and marketing | | **18,996** |
| **TOTAL OPERATING EXPENSES** | | **110,327** |
| **NET OPERATING INCOME** | | **46,237** |
| **OTHER INCOME/(EXPENSES)** | | |
| Forgiveness of SBA PPP loans | | **12,500** |
| Grant income | | **24,000** |
| Interest expense | | **(1,089)** |
| **TOTAL OTHER INCOME/(EXPENSES)** | | **35,411** |
| **NET INCOME** | $ | **81,648** |

See independent accountant's review report and accompanying notes to financial statements.

- 4 -

**FOUR SCREENS PRODUCTION INC.**
**STATEMENT OF EQUITY**
**DECEMBER 31, 2021**
(unaudited)

| | Common Stock | | Retained Earnings | |
| | Shares | Amount | (Accumulated Deficit) | Total |
|---|---|---|---|---|
| **BEGINNING BALANCE, JANUARY 1, 2021** | 2,000,000 | $ 1,640 | $ 76,336 | $ 77,976 |
| Shareholder distributions | - | - | (42,397) | (42,397) |
| Net income | - | - | 81,648 | 81,648 |
| **ENDING BALANCE, DECEMBER 31, 2021** | 2,000,000 | $ 1,640 | $ 115,587 | $ 117,227 |

See independent accountant's review report and accompanying notes to financial statements.

**FOUR SCREENS PRODUCTION INC.**
**STATEMENT OF CASH FLOWS**
**DECEMBER 31, 2021**
**(unaudited)**

**CASH FLOWS FROM OPERATING ACTIVITIES**

| | | |
|---|---|---:|
| Net income | $ | 81,648 |
| Adjustments to reconcile net income to net cash | | |
| provided by operating activities: | | |
| Amortization expense | | 210 |
| (Increase) decrease in assets: | | |
| Accrued interest | | 924 |
| **CASH PROVIDED BY OPERATING ACTIVITIES** | | 82,782 |

**CASH FLOWS FROM INVESTING ACTIVITIES**

| | | |
|---|---|---:|
| Cash used for intangible assets | | (4,201) |
| **CASH USED FOR INVESTING ACTIVITIES** | | (4,201) |

**CASH FLOWS FROM FINANCING ACTIVITIES**

| | | |
|---|---|---:|
| Forgivness of PPP loan | | (6,250) |
| Draw on line of credit | | 6,783 |
| Issuance of note receivable to related party | | 17,660 |
| Shareholder distributions | | (42,397) |
| **CASH USED FOR FINANCING ACTIVITIES** | | (24,204) |

| | | |
|---|---|---:|
| **NET INCREASE IN CASH** | | 54,377 |
| **CASH AT BEGINNING OF YEAR** | | 30,524 |
| **CASH AT END OF YEAR** | $ | 84,901 |

**CASH PAID DURING THE YEAR FOR:**

| | | |
|---|---|---:|
| **INTEREST** | $ | 165 |
| **INCOME TAXES** | $ | - |

See independent accountant's review report and accompanying notes to financial statements.

1.      <u>**Summary of Significant Accounting Policies**</u>

*The Company*
Four Screens Production Inc. (the "Company") was incorporated in the State of California on March 10, 2010. The Company specializes as a production company that provides management and development services to produce new content. Additionally, the Company places an emphasis on celebrating underrepresented voices in the industry.

*Fiscal Year*
The Company operates on a December 31st year-end.

*Basis of Presentation*
The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles (US GAAP).

*Use of Estimates*
The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires the use of management's estimates. These estimates are subjective in nature and involve judgments that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at fiscal year-end. Actual results could differ from those estimates.

*Cash and Cash Equivalents*
The Company considers all highly liquid financial instruments purchased with maturities of three months or less to be cash equivalents. As of December 31, 2021, the Company held no cash equivalents.

*Risks and Uncertainties*
The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions.

The Coronavirus Disease of 2019 (COVID-19) has recently affected global markets, supply chains, employees of companies, and our communities. Specific to the Company, COVID-19 may impact various parts of its 2022 operations and financial results including shelter in place orders, material supply chain interruption, economic hardships affecting funding for the Company's operations, and affects the Company's workforce. Management believes the Company is taking appropriate actions to mitigate the negative impact. However, the full impact of COVID-19 is unknown and cannot be reasonably estimated as of December 31, 2021.

*Accounts Receivable*
The Company's trade receivables are recorded when billed and represent claims against third parties that will be settled in cash. The carrying value of the Company's receivables, net of the allowance for doubtful accounts, represents their estimated net realizable value.

The Company evaluates the collectability of accounts receivable on a customer-by-customer basis. The Company records a reserve for bad debts against amounts due to reduce the net recognized receivable to an amount the Company believes will be reasonably collected. The reserve is a discretionary amount determined from the analysis of the aging of the accounts receivables, historical experience and knowledge of specific customers. As of December 31, 2021, the Company had no accounts receivable.

1.       <u>Summary of Significant Accounting Policies (continued)</u>

*Intangible Assets – Film Rights, Audio Remastering, and Production Costs*
The Company's intangible assets consist of assigned film rights, including cots of audio remastering, of a film obtained for purposes of making it available for viewing by the general population.

The Company reviews the carrying value of intangible asset for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2021.

The Company amortizes the cost of intangible assets using the income forecast method. Amortization expense amounted to $210, as of December 31, 2021.

*Income Taxes*
The Company has elected to be treated as an S Corporation for federal income tax purposes. Pursuant to an election under Subchapter S of the Internal Revenue Code, the Company's earnings are included on the stockholders' personal income tax returns and taxed depending on their personal tax situations. Accordingly, no provision has been made for Federal income taxes.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company is subject to franchise and income tax filing requirements in the State of California.

*Fair Value of Financial Instruments*
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

1.      **Summary of Significant Accounting Policies (continued)**

*Fair Value of Financial Instruments (continued)*

Level 1              - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2              - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3              - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of Inception. Fair values were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

*Concentrations of Credit Risk*
From time-to-time cash balances, held at a major financial institution may exceed federally insured limits of $250,000. Management believes that the financial institution is financially sound, and the risk of loss is low.

*Revenue Recognition*
Effective January 1, 2019, the Company adopted Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606"). Revenue is recognized when performance obligations under the terms of the contracts with our customers are satisfied. Prior to the adoption of ASC 606, the Company recognized revenue when persuasive evidence of an arrangement existed, delivery of products had occurred, the sales price was fixed or determinable and collectability was reasonably assured. The Company generates revenues by selling management, development services and through producing films. The Company's payments are generally collected upfront. For the year ended December 31, 2021, the Company recognized $478,440 in revenue.

*Advertising Expenses*
The Company expenses advertising costs as they are incurred.

*Organizational Costs*
In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fees, and costs of incorporation, are expensed as incurred.

*New Accounting Pronouncements*
From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

1.    **Summary of Significant Accounting Policies (continued)**

*New Accounting Pronouncements (continued)*
In August 2020, the FASB issued ASU 2020 – 06, *Debt, Debt with conversion and other options* (*Subtopic 470-20) and derivatives and hedging – contracts in an entity's own equity (Subtopic 815-40: Accounting for convertible instruments and contracts in an entity's own equity.* ASU 2020-06 reduces the number of accounting models for convertible debt instruments and convertible preferred stock. Limiting the accounting models results in fewer embedded conversion features being separately recognized from the host contract as compared with current GAAP. ASU 2020 – 06 is effective for fiscal years beginning after December 15, 2023. Early adoption is permitted, but no earlier than fiscal years beginning after December 15, 2020.

In August 2018, amendments to existing accounting guidance were issued through Accounting Standards Update 2018-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. The adoption of ASU 2018-15 had no material impact on the Company's financial statements and related disclosures.

2.    **Commitments and Contingencies**

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its members.

3.    **Notes Receivable – Related Party**

The Company has a note receivable outstanding for $57,166 as of December 31, 2021, which bears 0% interest and is due on demand. The note has been classified as long-term, as management does not believe it will be repaid within the next year.

4.    **Line of Credit**

The Company has a $22,000 line of credit with a commercial bank. The line of credit bears 12% interest. The line is personally guaranteed by a majority shareholder of the Company. Minimum monthly payments on the line are interest only. As of December 31, 2021, the Company had $15,098 outstanding on the line of credit.

5.      **Note Payable**

Debt consisted of the following at December 31, 2021:

| | |
|---|---:|
| EIDL Loan; interest at 3.75% per annum, maturing in June 2051, monthly payment of $105. | $22,733 |
| Less: Current portion of note payable | 242 |
| Long term portion of note payable | 22,491 |

Maturity of the note payable is as follows:

| | |
|---|---:|
| December 31, 2022 | $    242 |
| December 31, 2023 | 427 |
| December 31, 2024 | 444 |
| December 31, 2025 | 460 |
| December 31, 2026 | 478 |
| Thereafter | 20,682 |
| | $22,733 |

6.      **Equity**

*Stock Split*
During 2021, the Company's board of directors declared a ten thousand-for-one stock split on the shares of the Company's common and preferred stock. Each shareholder of record received an additional 9,999 shares of common or preferred stock for each share of common or preferred stock then held. The Company retained the current par value of no per share for all shares of common stock and preferred stock. All references in the financial statements to the number of shares outstanding, per-share amounts, and stock option data of the Company's common stock have been restated to reflect the effect of the stock split for all periods presented.

*Common Stock*
Under the amended articles of incorporation, the total number of common shares of stock that the Corporation shall have authority to issue is 8,000,000 shares, at no par value per share. As of December 31, 2021, 2,000,000 shares have been issued and are outstanding.

*Preferred Stock*
Under the amended articles of incorporation, the total number of preferred shares of stock that the Corporation shall have authority to issue is 2,000,000 shares, at no par value per share. As of December 31, 2021, no shares have been issued and none are outstanding.

**7.      Subsequent Events**

*Crowdfunding Offering*
The Company is offering (the "Crowdfunded Offering") up to $1,070,000 in SAFEs. The Company is attempting to raise a minimum amount of $50,000 in this offering and up to $1,070,000 maximum, with these reviewed financial statements. The Company must receive commitments from investors totaling the minimum amount by the offering deadline listed in the Form C, as amended in order to receive any funds.

The Crowdfunded Offering is being made through WeFunder (the "Intermediary"). The Intermediary will be entitled to receive a 7.5% commission fee.

The Company currently has commitments of $79,027 from various investors on WeFunder. These commitments are non-binding, as they can be canceled by the investors, prior to the campaign closing.

*Managements Evaluation*
The Company has evaluated subsequent events through April 12, 2022, the date through which the financial statement was available to be issued. It has been determined that no events require additional disclosure.